Mail Stop 3561

March 19, 2009

Michael I. German
President and Chief Executive Officer
Corning Natural Gas Corporation
330 W. William St.
Corning, New York 14830

>   **Re: Corning Natural Gas Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **Filed December 19, 2008**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **September 30, 2008**
>   **Filed January 28, 2009**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   **September 30, 2008**
>   **Filed February 17, 2009**
>   **File No. 000-00643**

Dear Mr. German:

    We have reviewed your letter dated March 12, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2008

Utilities Operating Revenue, page 8

1.   We note your response to comment one of our letter dated February 27, 2009 and the proposed revised disclosure to be made in future filings. Regarding the proposed revisions to the Consolidated Statements of Cash Flows we note the following:

- You have added additional line items Contributed Fixed Asset in the amount of ($649,900) and Customer deposit liability and accrued interest in the amount of ($561,196) however the net cash provided by operating activities previously disclosed did not change and is still $2,513,972. Based on the amounts reflected in your response, it appears the amount should now be

$1,864,073 reflecting a decrease in cash flows from operating activities of over 25 percent from the amount you previously reported.

- The contributed fixed asset of $649,900 had previously been netted against capital expenditures and the amount is now ($3,524,263) versus ($4,174,163) representing a decrease of over 15 percent. Given the revised amount for capital expenditures, please explain why the net cash used in investing activities of ($4,998,853) has not changed from that previously disclosed. Based on the amounts reflected as cash flows from investing activities in your response, it appears the amount should now be ($4,348,953).

Please confirm net cash provided by operating activities should be $1,864,073 and net cash used in investing activities should be ($4,348,953) or advise us accordingly.

2. You propose to revise the amounts reported for year ended September 30, 2008 in future filings. Please tell us what factors you considered in determining that the misstated amounts were immaterial not requiring an amendment to your Form 10-K and restatement of the amounts reported. Refer to SAB Topic 1:M.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3202 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding this comment. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Christopher J. Hubbert
Kohrman Jackson & Krantz P.L.L.